FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of February 2005

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   __X__   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   __X__

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2005   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on February 3, 2005 Kerzner Announces Fourth Quarter Results

Exhibit 99(1)



FROM: Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios   Media Contact: Lauren Snyder
Tel: +1.242.363.6018   Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com   Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FOURTH QUARTER RESULTS

- *2004 FULL YEAR DILUTED EPS OF $2.01 COMPARED TO $2.44 ACHIEVED LAST YEAR*

- *2004 FOURTH QUARTER DILUTED EPS OF $0.23 COMPARED TO $0.10 ACHIEVED LAST YEAR*

- *2004 FULL YEAR ADJUSTED EPS OF $2.47 COMPARED TO $2.36 ACHIEVED LAST YEAR*

- *2004 FOURTH QUARTER ADJUSTED EPS OF $0.26 COMPARED TO $0.16 ACHIEVED LAST YEAR*

PARADISE ISLAND, The Bahamas, February 3, 2005 – Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the fourth quarter of 2004. The Company reported net income in the quarter of $8.4 million, compared to net income of $3.0 million in the same period last year, resulting in diluted net income per share of $0.23 compared to diluted net income per share of $0.10 in the same period last year. Adjusted net income for the quarter was $9.7 million compared to $4.8 million in the same period last year. Adjusted net income per share in the quarter was $0.26 compared to $0.16 in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, "I am pleased to report that fourth quarter results were our best yet as adjusted net income doubled over the same period last year. In the quarter, Paradise Island reported record EBITDA of $28 million, a 21% increase over the same period last year, which was largely attributable to strong business trends and continued margin improvement. Moreover, with the exception of the third quarter, which was affected by an unusual hurricane season, Paradise Island achieved record EBITDA in each quarter of 2004. Paradise Island also posted impressive results for the full year, reporting record net revenue and EBITDA of $512 million and $156 million, respectively, which led the Company to $2.47 in adjusted net income per share and adjusted net income of $84 million, the highest levels in our history. As we move further into 2005, we will be moving forward with the Phase III expansion and also expect to commence construction of Atlantis, The Palm, Dubai and a new casino resort in Morocco."

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $108.0 million and $25.1 million, respectively, as compared to $109.2 million and $23.9 million in the same period last year.

Atlantis's revenue per available room ("RevPAR") for the quarter was $162 as compared to $158, representing a 3% increase over the same period last year. In the quarter, Atlantis achieved an average occupancy of 72% and a $224 average daily room rate ("ADR"), which compared to an average occupancy of 73% and an ADR of $218 in the same period last year. Despite a slow start, Atlantis finished the quarter strongly as booking patterns returned to normal following the unusual hurricane activity in the third quarter.

In the Atlantis Casino, the largest casino in the Caribbean market, slot volume and slot win for the fourth quarter increased by 27% and 15%, respectively, over the same period last year as the casino continued to benefit from new games as well as its ticket-in-ticket-out system. Table drop in the fourth quarter declined by 7% over the same period last year due to a change in the timing of visits from highly rated players.

Construction of the Marina Village at Atlantis, a 65,000 square foot project including four new restaurants and retail space around the Atlantis Marina, is well underway. The Company also rapidly advanced construction of the 116 two- and three-bedroom units in the second phase of the timeshare development at Harborside at Atlantis, a joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc. These two elements of the previously announced Phase III expansion are expected to be completed in the third quarter of 2005.

The Company has commenced construction of its Phase III development, which includes the expanded water attractions and 600-room all-suite hotel. Additional elements of Phase III include a 400-room condo-hotel, which will be located at Atlantis, adjacent to the 600-room all-suite hotel, and Ocean Club Residences & Marina, an 88-unit ultra-luxury condominium and private marina project to be constructed at Ocean Club Estates, the residential development adjacent to the Ocean Club Golf Course. The Company has commenced pre-sales of Ocean Club Residences & Marina, and strong demand has led to the receipt of 40 deposits. The Company plans to begin pre-selling units in the Condo-Hotel in the first quarter of 2005.

Atlantis, The Palm, Dubai

The Company and its partner, Istithmar PJSC, are in the process of completing financing from a syndicate of banks for a $700 million term loan facility that will enable the joint venture to commence construction of Atlantis, The Palm, a 2,000-room destination resort to be located on The Palm, Jumeirah. The development cost of the project is estimated at $1.1 billion. The Company's equity commitment to this project is $100 million, with the joint venture's total equity capital commitment equaling $400 million.

Development planning is underway in anticipation of construction, which is expected to commence in the first quarter of 2005 and be completed by the end of 2007. This project is subject to various closing conditions, completion of the term loan facility and all requisite governmental consents.

Gaming

Connecticut

In the quarter, results for the Company's Gaming segment were primarily derived from Mohegan Sun, which reported fourth quarter slot revenue of $208.3 million, an increase of 4% over the same period last year. Slot win per unit per day was $363 for the quarter, a 2% increase over the same period last year. For the quarter, Mohegan Sun's share of the Connecticut slots market was 52%.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun under a relinquishment agreement between TCA and the Mohegan Tribe. The Company recorded relinquishment and other fees from TCA of $9.3 million in the quarter as compared to the $9.1 million earned in the same period last year.

One&Only Resorts

In its luxury hotel segment, the Company's One&Only Resorts operations reported net revenue of $34.3 million and EBITDA of $8.6 million in the quarter compared to net revenue of $18.3 million and EBITDA of $4.8 million in the same period last year. Results in the quarter included $11.9 million and $1.9 million of net revenue and EBITDA, respectively, from the One&Only Palmilla, the results of which have been consolidated pursuant to the Company's adoption of Financial Accounting Standards Board Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R") beginning January 1, 2004.

The One&Only Ocean Club achieved record fourth quarter RevPAR of $563, an 18% increase over the same period last year, mainly driven by the successful introduction of the property's three luxury villas, which opened at the end of the second quarter of 2004. The resort achieved record fourth quarter average occupancy and ADR of 80% and $702, respectively, compared to average occupancy and ADR of 75% and $633, respectively, in the same period last year.

In the quarter, the One&Only Palmilla refinanced its existing debt and entered into a new $110 million facility. In connection with this refinancing, the Company has been repaid $14.5 million with respect to completion loans related to the redevelopment of the property that had been previously advanced to the joint venture. In addition, the Company's guarantee of $46.5 million related to the previous facility was terminated. The One&Only Palmilla wrote off $1.6 million of deferred debt issuance costs associated with its previous facility, of which the Company's share was $0.8 million.

Liquidity

At the end of the quarter, the Company held $386.9 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $180.2 million in cash and cash equivalents, $203.9 million in short-term investments and $2.8 million in restricted cash. Total interest-bearing debt at the end of the quarter was $741.4 million, comprised primarily of $400 million of 8 7/8% Senior Subordinated Notes due 2011, of which $150 million is currently swapped from fixed to variable interest rates, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024 and the $110 million financing related to the One&Only Palmilla, which is secured by the assets of this property and non-recourse to the Company.

At the end of the quarter, the Company's Revolving Credit Facility was undrawn. The Company currently has approximately $500 million in availability under the amended Revolving Credit Facility.   In determining the credit statistics used to measure compliance with the Company's financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of the 50%-owned One&Only Palmilla are excluded.

In the quarter, the Company incurred $34.2 million in capital expenditures, comprised mainly of Paradise Island related expenditures. Total capital expenditures included capitalized interest of $1.5 million. In the first quarter of 2005, the Company anticipates between $30 million and $35 million in capital expenditures, mainly on Paradise Island for the Phase III expansion.

In the quarter, the Company advanced an additional $24.0 million in the form of mezzanine financing related to the development of the One&Only Reethi Rah, the Company's second managed resort in the Maldives, which the Company expects to open in the second quarter of 2005. As of the end of 2004, the Company had $54.4 million in notes receivable from this development. The Company expects to fund this development with approximately $9 million in the first quarter of 2005.

In the quarter, the Company invested $4.2 million in Atlantis, The Palm. The Company expects to fund this joint venture with an additional $22.5 million in the first quarter of 2005.

As of December 31, 2004, shareholders' equity was $1,116.6 million and the Company had approximately 35.9 million Ordinary Shares outstanding.

Other Matters

Effective January 1, 2004, the Company adopted FIN 46R, which requires variable interest entities to be consolidated if certain criteria are met. Under FIN 46R, the Company has determined that the One&Only Palmilla, a previously unconsolidated 50%-owned equity method investment, should be consolidated. The implementation of FIN 46R resulted in an increase in revenue and expenses in 2004; however, it had no impact on consolidated net income or net income per share.

Conference Call Announcement

The Company will hold a conference call at 12:00 p.m. EST today to discuss these fourth quarter results and its outlook on the first quarter of 2005. This call can be accessed at the Company's web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 3:00 p.m. EST, ending at midnight on February 10, 2005. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN Number: 3355369.

About The Company

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom, Kerzner is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.   Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income, Reconciliation of EBITDA to GAAP Net Income, Summary Segment Data – Net Revenue, Summary Segment Data – EBITDA, Paradise Island Summary Segment Data Reconciliation and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. Dollars Except Per Share Data)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	**2003** [1]	**2004**	**2003** [1]
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 129,302	$ 116,909	$ 573,251	$ 521,041
Less: promotional allowances	(5,749)	(5,709)	(23,034)	(23,579)
Net casino and resort revenues	123,553	111,200	550,217	497,462
Tour operations	11,975	10,600	47,115	40,790
Management, development and other fees	7,104	7,503	19,894	15,177
Other	919	1,369	3,859	5,084
	143,551	130,672	621,085	558,513
Expenses:				
Casino and resort expenses	73,600	67,361	299,680	271,437
Tour operations	10,429	9,931	39,994	35,406
Selling, general and administrative	26,848	24,880	118,334	101,584
Corporate expenses	11,850	12,505	38,601	36,431
Depreciation and amortization	14,550	14,245	58,948	55,782
Hurricane related expenses	-	-	3,426	-
Insurance recovery	-	-	-	(2,819)
Pre-opening expenses	-	-	3,258	-
Loss (gain) on damaged assets	-	-	1,194	(2,514)
Impairment of Atlantic City land	-	-	7,303	-
	137,277	128,922	570,738	495,307
Income from operations	6,274	1,750	50,347	63,206
Relinquishment fees - equity earnings in TCA [1]	9,076	7,379	35,909	33,960
Other income (expense):				
Interest income	1,890	759	4,722	3,394
Interest expense, net of capitalization	(10,217)	(7,347)	(36,814)	(29,264)
Equity in earnings (losses) of associated companies, net	770	(442)	7,455	(320)
Gain on settlement of territorial and other disputes	-	1,479	-	1,479
Loss on early extinguishment of debt	(1,655)	-	(1,655)	-
Other, net	723	(126)	1,358	(686)
Other expense, net	(8,489)	(5,677)	(24,934)	(25,397)
Income from continuing operations before income taxes and minority interest	6,861	3,452	61,322	71,769
Benefit (provision) for income taxes	1,049	208	(424)	(162)
Minority interest	460	(678)	7,234	(1,340)
Income from continuing operations	8,370	2,982	68,132	70,267
Income from discontinued operations, net of income tax effect	-	-	-	1,305
Net income	$ 8,370	$ 2,982	$ 68,132	$ 71,572
Diluted net income per share:				
Income from continuing operations	$ 0.23	$ 0.10	$ 2.01	$ 2.39
Income from discontinued operations, net of income tax effect	-	-	-	0.05
	$ 0.23	$ 0.10	$ 2.01	$ 2.44
Weighted average number of shares outstanding - diluted	36,812	30,668	33,884	29,373

(1) Certain amounts have been reclassfied to conform to the current periods' presentation.

Kerzner International Limited
Reconciliation of Adjusted Net Income to GAAP Net Income
(In Thousands of U.S. Dollars Except Per Share Data)
(Unaudited)

	For the Three Months Ended December 31,				For the Year Ended December 31,			
	2004		2003		2004		2003	
	$	EPS	$	EPS	$	EPS	$	EPS
Adjusted net income [1]	$ 9,698	$ 0.26	$ 4,765	$ 0.16	$ 83,565	$ 2.47	$ 69,345	$ 2.36
Hurricane related expenses [2]	-	-	-	-	(3,426)	(0.10)	-	-
Insurance recovery [3]	-	-	-	-	-	-	2,819	0.10
Phase III amendment write-off [4]	(500)	(0.01)	-	-	(500)	(0.01)	-	-
Pre-opening expenses [5]	-	-	(3,007)	(0.10)	(1,827)	(0.05)	(4,884)	(0.17)
(Loss) gain on damaged assets [3]	-	-	-	-	(1,194)	(0.04)	2,514	0.09
BLB equity loss and related expenses [6]	-	-	-	-	(4,399)	(0.13)	-	-
Share of income (loss) from remediation at Harborside [7]	-	-	455	0.01	4,044	0.12	(296)	(0.01)
Impairment of Atlantic City land [8]	-	-	-	-	(7,303)	(0.23)	-	-
Share of loss from SRL Seychelles investment [9]	-	-	(710)	(0.02)	-	-	(710)	(0.02)
Loss on early extinguishment of debt, net of minority interest [10]	(828)	(0.02)	-	-	(828)	(0.02)	-	-
Gain on settlement of territorial and other disputes [11]	-	-	1,479	0.05	-	-	1,479	0.05
Income from discontinued operations, net of income tax effect [12]	-	-	-	-	-	-	1,305	0.04
Net income [13]	$ 8,370	$ 0.23	$ 2,982	$ 0.10	$ 68,132	$ 2.01	$ 71,572	$ 2.44

(1) Adjusted net income is defined as net income before hurricane related expenses, insurance recovery, Phase III amendment write-off, pre-opening expenses, (loss) gain on damaged assets, BLB equity loss and related expenses, share of income (loss) from remediation at Harborside, impairment of Atlantic City land, share of loss from Sun Resorts Limited ("SRL") Seychelles investment, loss on early extinguishment of debt, net of minority interest, gain on settlement of territorial and other disputes and income from discontinued operations, net of income tax effect.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to income from continuing operations computed in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than income from continuing operations calculated in accordance with U.S. GAAP.

(2) Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at the Company's Paradise Island properties.

(3) Insurance recovery represents a business interruption settlement related to the Company's Hurricane Michelle claim. Gain on damaged assets represents insurance proceeds received in excess of the net book value of assets damaged during Hurricane Michelle. Loss on damaged assets represents the write-off of assets damaged during Hurricane Frances.

(4) In December 2004, the Company amended the scope of the Phase III expansion on Paradise Island. The Phase III amendment write-off represents certain design and other related costs previously incurred that will no longer be utilized in connection with the amended plans. The Phase III amendment write-off costs are included within casino and resort expenses in the accompanying Condensed Consolidated Statement of Operations.

(5) Pre-opening expenses for the year ended December 31, 2004 include costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and the Company's 50% share of the One&Only Palmilla's grand reopening event held in February 2004. These amounts are included within pre-opening expenses in the accompanying Condensed Consolidated Statements of Operations for the 2004 periods pursuant to the Company's adoption of FIN 46R on January 1, 2004. Pre-opening expenses incurred during the quarter and year ended December 31, 2003 represent the Company's share of pre-opening expenses related to the One&Only Palmilla's major expansion, which spanned nine months from April 1, 2003 to January 2, 2004. These amounts are included as a component of equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations for the 2003 periods.

(6) For the year ended December 31, 2004, the Company recorded $4.4 million in equity loss and related expenses associated with its 37.5% investment in BLB. These losses are related to the Company's share of transaction costs incurred in connection with BLB's intended acquisition of Wembley. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for the year ended December 31, 2004. The foreign currency exchange losses are included within corporate expenses in the accompanying Condensed Consolidated Statements of Operations.

(7) The Company recorded income (loss) for its share of remediation related to Harborside at Atlantis ("Harborside"), the Company's 50%-owned time share property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to the final settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings (losses) of associated companies, net in the accompanying Condensed Consolidated Statements of Operations.

(8) The Company recorded a loss on the impairment of undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell.

(9) The Company recorded a loss for its 20.4% share in SRL related to an investment SRL made in the Seychelles that was written off during the fourth quarter of 2003.

(10) Loss on early extinguishment of debt, net of minority interest represents the Company's 50% share of the write-off of debt issuance costs related to the One&Only Palmilla's senior credit facility, which was refinanced in December 2004.

(11) The Company recognized a net gain on settlement of territorial and other disputes with a major shareholder.

(12) The Company discontinued the operations of its online gaming subsidiary, Kerzner Interactive Limited, in the first quarter of 2003.

(13) Certain amounts have been reclassified to conform to the current periods' presentation.

Kerzner International Limited
Reconciliation of EBITDA to GAAP Net Income
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	2003	2004	2003
EBITDA [1]	$ 31,170	$ 26,194	$ 168,695	$ 153,185
Hurricane related expenses	-	-	(3,426)	-
Insurance recovery	-	-	-	2,819
Phase III amendment write-off	(500)	-	(500)	-
Depreciation and amortization	(14,550)	(14,245)	(58,948)	(55,782)
Pre-opening expenses	-	(3,007)	(3,258)	(4,884)
BLB equity loss and related expenses	-	-	(4,399)	-
(Loss) gain on damaged assets	-	-	(1,194)	2,514
Impairment of Atlantic City land	-	-	(7,303)	-
Other expense, net	(8,489)	(5,677)	(24,934)	(25,397)
Equity in (earnings) losses of associated companies, net	(770)	442	(7,455)	320
Share of income (loss) from remediation at Harborside	-	455	4,044	(296)
Share of loss from SRL Seychelles investment	-	(710)	-	(710)
Benefit (provision) for income taxes	1,049	208	(424)	(162)
Minority interest	460	(678)	7,234	(1,340)
Income from discontinued operations, net of income tax effect	-	-	-	1,305
Net income	$ 8,370	$ 2,982	$ 68,132	$ 71,572

(1) EBITDA is defined as net income before hurricane related expenses, insurance recovery, Phase III amendment write-off, depreciation and amortization, pre-opening expenses, BLB equity loss and related expenses, (loss) gain on damaged assets, impairment of Atlantic City land, other expense, net (excluding equity earnings (losses) before share of income (loss) from remediation at Harborside, our share of the One&Only Palmilla pre-opening expenses and share of loss from SRL Seychelles investment), benefit (provision) for income taxes, minority interest and income from discontinued operations, net of income tax effect.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information to investors. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited. Certain amounts in the 2003 periods have been reclassified to conform to the current periods' presentation.

Kerzner International Limited
Summary Segment Data – Net Revenue
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	2003	2004	2003
Destination Resorts: [1]				
Atlantis, Paradise Island				
Rooms	$ 34,168	$ 33,442	$ 174,093	$ 167,989
Casino	31,347	35,598	130,879	138,592
Food and beverage	27,307	25,046	127,633	118,414
Other resort	14,911	14,597	65,040	61,860
	107,733	108,683	497,645	486,855
Promotional allowances	(5,749)	(5,709)	(23,034)	(23,579)
	101,984	102,974	474,611	463,276
Tour operations	5,251	5,790	26,564	28,875
Harborside fees	725	435	2,826	1,847
	107,960	109,199	504,001	493,998
Atlantis, The Palm fees	165	-	380	-
	108,125	109,199	504,381	493,998
Gaming:				
Connecticut fees	233	1,755	935	1,755
One&Only Resorts:				
One&Only Ocean Club	9,660	8,226	37,731	34,186
One&Only Palmilla	11,909	-	37,875	-
Other resorts [2]	5,981	5,313	15,753	11,575
Tour operations	6,724	4,810	20,551	11,915
	34,274	18,349	111,910	57,676
Other [3]	919	1,369	3,859	5,084
	$ 143,551	$ 130,672	$ 621,085	$ 558,513

Certain amounts for the 2003 periods have been reclassified to conform to the current periods' presentation.

(1) Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company's wholly owned tour operator, PIV, Inc., marketing and development fee income from our 50%-owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2) Includes management, marketing and development fees from the Company's One&Only Resorts properties located in Mauritius, Dubai and the Maldives. For the quarter and year ended December 31, 2003, other resorts also includes management, development and other fees related to the One&Only Palmilla.

(3) Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees – equity earnings in TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying Condensed Consolidated Statements of Operations.

Kerzner International Limited
Summary Segment Data - EBITDA
(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	2003	2004	2003
Destination Resorts:				
Atlantis, Paradise Island	$ 25,037	$ 21,729	$ 140,175	$ 129,983
Tour operations	980	484	5,921	5,156
Harborside	725	435	2,826	1,847
Other [1]	(1,617)	1,258	2,607	3,626
	25,125	23,906	151,529	140,612
Atlantis, The Palm	149	-	346	-
	25,274	23,906	151,875	140,612
Gaming:				
Connecticut	9,308	9,134	36,843	35,715
United Kingdom	(1,242)	(188)	(2,182)	(329)
Other [1]	(337)	(354)	42	(1,086)
	7,729	8,592	34,703	34,300
One&Only Resorts:				
One&Only Ocean Club	2,196	1,017	9,894	8,398
One&Only Palmilla	1,865	-	1,566	-
Other resorts [2]	5,981	5,313	15,753	11,575
Tour operations	575	185	1,155	160
Direct expenses [2]	(4,763)	(3,566)	(16,499)	(12,653)
Other [1]	2,728	1,837	4,737	2,948
	8,582	4,786	16,606	10,428
Corporate and other [3]	(10,415)	(11,090)	(34,489)	(32,155)
	$ 31,170	$ 26,194	$ 168,695	$ 153,185

See definition and management's disclosure regarding EBITDA in the Reconciliation of EBITDA to GAAP Net Income. Certain amounts for the 2003 periods have been reclassified to conform to the current periods' presentation.

(1) Represents the Company's share of net income (loss) from unconsolidated affiliates (excluding share of income (loss) from remediation at Harborside, equity loss and related expenses, share of the One&Only Palmilla pre-opening expenses and share of loss from SRL Seychelles investment) for its investments in Harborside, Sun Resorts Limited, the One&Only Kanuhura, BLB and Trading Cove New York. Results for the quarter and year ended December 31, 2003 include the Company's share of net income (loss) from the One&Only Palmilla prior to the Company's adoption of FIN 46R.

(2) Consists of management, marketing, development and other fees and direct expenses related to the Company's One&Only Resorts segment for its operations located in Mauritius, Dubai and the Maldives. Results for the quarter and year ended December 31, 2003 include management, development and other fees related to the One&Only Palmilla.

(3) Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

Kerzner International Limited

Paradise Island Summary Segment Data Reconciliation [1]

(In Thousands of U.S. Dollars)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	**2003**	**2004**	**2003**
EBITDA:				
Atlantis, Paradise Island	$ 25,037	$ 21,729	$ 140,175	$ 129,983
Tour operations	980	484	5,921	5,156
One&Only Ocean Club	2,196	1,017	9,894	8,398
	$ 28,213	$ 23,230	$ 155,990	$ 143,537
Revenue:				
Atlantis, Paradise Island	$ 107,733	$ 108,683	$ 497,645	$ 486,855
One&Only Ocean Club	9,660	8,226	37,731	34,186
	117,393	116,909	535,376	521,041
Promotional allowances	(5,749)	(5,709)	(23,034)	(23,579)
Net revenue	$ 111,644	$ 111,200	$ 512,342	$ 497,462

(1)   This schedule is included to assist investors by presenting the summary segment data for the Paradise Island operations on a comparable basis with the methodology used in the 2003 earnings releases.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2004	**2003**	**2004**	**2003**
Atlantis, Paradise Island:				
Occupancy	72%	73%	80%	80%
ADR [1]	$ 224	$ 218	$ 257	$ 251
RevPAR [2]	$ 162	$ 158	$ 207	$ 201
One&Only Ocean Club[3]:				
Occupancy	80%	75%	79%	79%
ADR [1]	$ 702	$ 633	$ 762	$ 722
RevPAR [2]	$ 563	$ 477	$ 600	$ 568
One&Only Palmilla[4]:				
Occupancy	69%	NA	61%	66%
ADR [1]	$ 582	NA	$ 500	$ 441
RevPAR [2]	$ 399	NA	$ 304	$ 292

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate ("ADR") and revenue per available room ("RevPAR"). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at Atlantis, Paradise Island, the One&Only Ocean Club and the One&Only Palmilla may also be affected by normal recurring seasonal patterns, which lead to lower occupancy levels in September, following Labor Day, through mid-December, possibly resulting in lower revenue, net income and cash flows from operations during these periods.

(1)   ADR represents room revenue divided by the total number of occupied room nights.

(2)   RevPAR represents room revenue divided by the total room nights available.

(3)   The One&Only Ocean Club was temporarily closed for eleven days following Hurricane Frances. These eleven days have been excluded from the number of available room nights used in the calculation of occupancy and RevPAR for the year ended December 31, 2004.

(4)   The One&Only Palmilla was temporarily closed on April 1, 2003 and reopened on January 2, 2004 following the completion of a major expansion. Thus, for the year ended December 31, 2003, the hotel operating performance data includes only the results for the quarter ended March 31, 2003.